UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 14 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UBS AG

(Name of Subject Company (Issuer))

UBS GROUP AG

(Name of Filing Persons (Offerors))

Registered shares, par value CHF 0.10 per share

(Title of Class of Securities)

H89231338

(CUSIP Number of Class of Securities)

David Kelly

UBS AG

677 Washington Boulevard

Stamford, CT 06901

Telephone: +1 (203) 719-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Rockwell, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Tel. No.: 011-44-20-7959-8900	Prof. Dr. Rolf Watter Bär & Karrer AG Brandschenkestrasse 90 CH-8027 Zurich Switzerland Tel. No.: +41-58-261-50-00

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,336,300,000.00	$2,014,478.08

*	Estimated for purposes of calculating the registration fee only. This amount is based on the product of (i) 1,060,000,000 ordinary shares (“UBS Shares”) of UBS AG (“UBS”) estimated to be acquired by UBS Group AG (“UBS Group”) upon the consummation of the U.S. offer if UBS Shares are exchanged for all UBS Group registered shares (“UBS Group Shares”) offered in the U.S. offer and (ii) the average of the high and low prices of the UBS Shares reported on the New York Stock Exchange on October 9, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$2,388,557.36	Form or Registration No.:	333-199011
Filing Party:	UBS Group	Date Filed:	September 29, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 14 (“Amendment No. 14”) supplements Items 8 and 12 (but no other items) of the Tender Offer Statement on Schedule TO (together with the amendments and supplements thereto, the “Schedule TO”) originally filed on October 14, 2014 by UBS Group AG, a Swiss Aktiengesellschaft/société anonyme (“UBS Group”). The Schedule TO relates to the offer by UBS Group to acquire any and all issued ordinary shares of UBS AG, a Swiss Aktiengesellschaft/société anonyme, in exchange for registered shares of UBS Group (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer and the Swiss offer.

As of December 16, 2014, UBS Group’s issued share capital consists of 3,716,910,207 issued shares, of which 90,762,996 were treasury shares. Accordingly, as of December 16, 2014, the total number of voting rights in UBS Group is 3,626,147,211.

Item 8.	Interest in Securities of the Subject Company

The subsequent offer period of the Exchange Offered began on November 26 and expired on December 10, 2014. On December 16, 2014, UBS Group implemented a capital increase to authorize an additional 241,553,766 UBS Group Shares for issuance in exchange for the UBS Shares that were tendered into the Exchange Offer during the subsequent offer period and UBS Shares acquired by private exchanges with various shareholders and banks in Switzerland and elsewhere outside the United States subsequent to the end of the subsequent offer period. These private exchanges were made on the same terms and conditions as applied to the Exchange Offer. Upon settlement of the subsequent offer period and the private exchanges, UBS Group will hold 3,716,910,207 UBS Shares, representing 96.68% of all issued UBS Shares.

The information set forth in exhibits (a)(1)(xlviii) and (a)(1)(xlix) is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby supplemented to include the following:

Exhibit No.	Description

(a)(1)(xlviii)	Definitive results announcement (incorporated by reference to the filing made by UBS Group AG on December 16, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xlix)	Announcement regarding results and exhibiting English translation of UBS Group Articles of Association and opinion of Bär and Karrer (incorporated by reference to the Form 6-K filing made by UBS Group AG on December 16, 2014)

(a)(5)(viii)	Swiss formal notice of definitive results (incorporated by reference to the filing made by UBS Group AG on December 16, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director
Date:	December 16, 2014

By:	/s/ Sarah Starkweather
Name:	Sarah Starkweather
Title:	Executive Director
Date:	December 16, 2014